Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2014	2013	2012	2011	2010
(000’s, except ratios)

Earnings:

Net Income, per Consolidated Statement of Earnings	$24,758	$21,629	$18,196	$16,439	$9,616

Federal and State Income Taxes included in Operations	13,995	12,652	10,976	10,025	4,464

Interest on Long-Term Debt	20,301	19,907	19,948	19,987	19,664

Amortization of Debt Discount Expense	286	302	324	340	307

Other Interest	1,661	1,737	2,003	1,760	2,015

Total	$61,001	$56,227	$51,447	$48,551	$36,066

Fixed Charges:

Interest of Long-Term Debt	$20,301	$19,907	$19,948	$19,987	$19,664

Amortization of Debt Discount Expense	286	302	324	340	307

Other Interest	1,661	1,737	2,003	1,760	2,015

Pre-tax Preferred Stock Dividend Requirements	22	22	165	211	194

Total	$22,270	$21,968	$22,440	$22,298	$22,180

Ratio of Earnings to Fixed Charges	2.74	2.56	2.29	2.18	1.63